UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Oi S.A.

(formerly known as Brasil Telecom S.A.)

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

670851 104**

(CUSIP Number)

Pedro Jereissati, Investor Relations Director

Telemar Participações S.A.,

Praia de Botafogo 300, 11th floor, sala 1101 (parte)

Botafogo, Rio de Janeiro, RJ, Brazil 22250-040

Tel: +55 21 3873-9016

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	The CUSIP number is for the American Depositary Shares relating to the Common Shares. No CUSIP number exists for the underlying Common Shares, since such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851 104	2

1.	Name of reporting person Telemar Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 290,549,788
	8.	Shared voting power 0
	9.	Sole dispositive power 290,549,788
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 290,549,788
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.4%
14.	Type of reporting person (see instructions) CO; HC

CUSIP No. 670851 104	3

1.	Name of reporting person Valverde Participações S.A.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) SC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Federative Republic of Brazil
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 40,814,953
	8.	Shared voting power 0
	9.	Sole dispositive power 40,814,953
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 40,814,953
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.9%
14.	Type of reporting person (see instructions) CO; HC

Preliminary Statement

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on November 17, 2009 (the “Initial 13D”) by Telemar Participações S.A. (“TmarPart”), Tele Norte Leste Participações S.A. (“TNL”), Telemar Norte Leste S.A. (“Telemar”) and Coari Participações S.A. (“Coari”), as amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”, the Initial 13D as amended by Amendment No. 1 and as further amended by this Amendment, this “Statement”) filed with the Securities and Exchange Commission on February 29, 2012 by TmarPart and Valverde Participações S.A., a wholly-owned subsidiary of TmarPart (“Valverde”, and together with TmarPart, the “Reporting Persons”) by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Initial 13D and Amendment No. 1.

The Reporting Persons are filing this Amendment to revise information previously reported in light of the proposed business combination of Oi S.A. (“Oi S.A.”), Portugal Telecom SGPS, S.A. (“Portugal Telecom”), TmarPart, AG Telecom Participações S.A. (“AG Telecom”), PASA Participações S.A. (“PASA”), LF Tel. S.A. (“LF Tel”), EDSP75 Participações S.A. (“EDSP75”), and Bratel Brasil S.A. (“Bratel”) announced on October 2, 2013 (the “Business Combination”). On October 1, 2013, Oi S.A. entered into a Memorandum of Understanding (the “MOU”) with Portugal Telecom, AG Telecom, PASA, LF Tel, EDSP75, Bratel, Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“Ongoing”) with respect to the Business Combination. Pursuant to the MOU, among other things, (1) Oi S.A. is expected to become a wholly owned subsidiary of either TmarPart or a new entity to be organized for purposes of the Business Combination (in either case, the “Holding Company”), and (2) Portugal Telecom is expected to merge with and into the Holding Company with the Holding Company as the surviving entity. See Items 4, 6 and 7 below.

ITEM 1. SECURITY AND ISSUER

This Amendment relates to the common shares, no par value (the “Common Shares”), of Oi S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil (“Brazil”), which has its principal executive offices located at Rua do Lavradio, No. 71, 2nd floor – Centro, 20230-070 Rio de Janeiro, RJ, Brazil (the “Issuer”).

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows:

This Amendment is being filed jointly on behalf of each of the Reporting Persons. The agreement among the Reporting Persons to file this Amendment jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 is attached as Exhibit 99.1.

TmarPart is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged, through its subsidiaries, in providing telecommunications services to customers in Brazil. The principal office of TmarPart is Praia de Botafogo 300, 11th floor, sala 1101 (parte) 22250-040, Rio de Janeiro, RJ, Brazil.

Valverde is a corporation (sociedade anônima) organized under the laws of Brazil principally engaged in holding shares of the Issuer. The principal office of Valverde is Praia de Botafogo 300, 11th floor, sala 1101 (parte) 22250-040, Rio de Janeiro, RJ, Brazil.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of each Reporting Person is provided in Exhibit 99.2, which is incorporated by reference herein.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Exhibit 99.2 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION

The last paragraph of Item 4 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

On October 1, 2013, Oi S.A. entered into the MOU with Portugal Telecom, AG Telecom, PASA, LF Tel, EDSP75, Bratel, BES and Nivalis with respect to the Business Combination.

Oi S.A. Capital Increase

As part of the Business Combination, Oi S.A. proposes to undertake a capital increase (the “Oi Capital Increase”). The estimated amount of the Oi Capital Increase as of the date of the MOU is approximately R$14.1 billion, with the approximate amount to be paid in cash of a minimum of R$7.0 billion, with the objective of reaching R$8.0 billion, and the approximate amount to be paid with the PT Assets (as defined below) of R$6.1 billion. The Oi Capital Increase is expected to be conducted through the public issuance of common shares and preferred shares of Oi S.A., preferably in proportion to the current ratio between the issued and outstanding common and preferred shares of Oi S.A.; provided that in order to respect the legal limit for division of capital between voting and non-voting shares (i.e., minimum of one third of the shares entitled to vote and maximum of two thirds of shares without voting rights), the number of issued shares of each type may be adjusted. The Oi Capital Increase will be subject to the full subscription of the minimum value of the portion to be paid up in cash and will be subject to certain conditions, as described below.

The Reporting Persons understand that Portugal Telecom will enter into a commitment to subscribe and pay for the portion of the Oi Capital Increase to be paid for through the contribution of assets (the “PT Assets”) through the contribution of its share interests in companies that hold all of (1) the operating assets of Portugal Telecom, except the equity interests directly or indirectly held in Oi S.A. and Contax Participações S.A., and (2) the liabilities of Portugal Telecom on the date of such contribution. Pursuant to Law No. 6,404/76 (the “Brazilian Corporations Law”), the PT Assets will be identified and subject to valuation by a specialized company, whose valuation report will be submitted to the General Meeting of shareholders of Oi S.A.

Portugal Telecom estimates that the equity value of the PT Assets, upon assessment for the purposes of the contribution to Oi, correspond to a value within a range of values with a minimum of €1.9 billion and maximum of €2.1 billion, equivalent to R$5.8 billion and R$6.4 billion, respectively, based on the current exchange rate of 3.0181 reais per euro. Portugal Telecom may elect not to consummate the subscription of shares in the Oi Capital Increase if the valuation report of the PT Assets values the PT Assets in euros at a value lower than the estimated values above, based on the exchange rate of euros to reais on the date of the valuation report.

Current shareholders of TmarPart, and BTG Pactual S.A., directly or through an investment vehicle managed and administered through Banco BTG Pactual S.A., will participate in the offering by placing a subscription order for approximately R$2.0 billion.

The holders of common shares and preferred shares of Oi S.A. will have priority in the subscription of the Oi Capital Increase. TmarPart, AG Telecom and LF Tel will assign all of their respective priority rights to Portugal Telecom free of charge.

Once the subscription period for the Oi Capital Increase is closed, Portugal Telecom may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in the Holding Company is equal to or less than 36.6% of the total capital of the Holding Company on a fully diluted basis after giving effect to the merger of shares of Oi S.A. and the Holding Company (as described below). Additionally, TmarPart may elect not to consummate the Business Combination and all other corporate transactions related to the Business Combination if the percentage of the participation of Portugal Telecom in the Holding Company is greater than 39.6% of the total capital of the Holding Company on a fully diluted basis after giving effect to the merger of shares of Oi S.A. and the Holding Company.

The other conditions of the Oi Capital Increase will be set forth in the definitive agreements that govern the Business Combination.

Merger of Shares between Oi S.A. and the Holding Company

The MOU provides that following the Oi Captial Increase, Oi S.A. and the Holding Company will convene shareholders meetings to consider a merger of shares (incorporação de ações), with a view to causing Oi S.A. to become a wholly-owned subsidiary of the Holding Company and to facilitate the migration of the shareholder base of Oi S.A. to the Holding Company (the “Merger of Shares”). At the effective time of the Merger of Shares, the Holding Company will have no assets or liabilities (or will have cash equivalent equal to its liabilities), other than the shares of Oi S.A. that it holds.

In the proposed Merger of Shares, holders of Oi S.A. common shares will receive one new common share issued by the Holding Company in exchange for each common share of Oi S.A. that they hold, and holders of Oi S.A. preferred shares will receive one new common share issued by the Holding Company in exchange for each 1.0857 preferred share of Oi S.A. that they hold. All ratios in the mergers that are part of the Business Combination were established based on market prices of the shares of Oi S.A. in a period of 30 days and considering the shares of Oi S.A. that the companies involved in the operation directly or indirectly hold, assuming that such companies will not hold any liabilities or assets (or will have cash or cash equivalents equal to their respective liabilities).

Merger of Portugal Telecom with and into the Holding Company

The MOU provides that Portugal Telecom will merge with and into the Holding Company (the “Portugal Telecom Merger”), pursuant to art. 227 of the Brazilian Corporations Law. As a result of the proposed Portugal Telecom Merger, Portugal Telecom’s assets will be transferred by operation of law to the Holding Company. The Portugal Telecom Merger will be submitted to the General Meeting of shareholders of the Holding Company for consideration in conjunction with the Merger of Shares. In addition, the Portugal Telecom Merger will be submitted for consideration to the General Meeting of shareholders of Portugal Telecom. At the time of the proposed Portugal Telecom Merger, Portugal Telecom will have no assets or liabilities (or will have cash and cash equivalents equal to its liabilities), other than shares of the Holding Company. In the proposed Portugal Telecom Merger, the shareholders of Portugal Telecom will receive a number of common shares issued by the Holding Company equal to the number of common shares of the Holding Company that will be held by Portugal Telecom immediately prior to such merger.

Listing and Corporate Governance of the Holding Company

The MOU provides that the Holding Company will apply to be listed on the Novo Mercado segment of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA), with the aim of strengthening its corporate governance through the adoption of a new management structure and corporate governance regime. The Holding Company will also apply to be listed on the New York Stock Exchange (“NYSE”) and the NYSE Euronext Lisbon.

The MOU provides that the Holding Company will have a Board of Directors consisting of eleven (11) members and eleven (11) alternate members. Members of the Board of Directors of the Holding Company to be elected in anticipation of the listing of the Holding Company on the Novo Mercado segment and the Merger of Shares will have a term of three (3) years from their election or until the General Meeting of the shareholders of the Holding Company to examine the financial statements of the Holding Company for the third fiscal year ending after the close of the year in which the Merger of Shares occurs, whichever occurs last. In order to facilitate the integration of Oi S.A. and Portugal Telecom, the Board of Directors of the Holding Company shall initially consist of the following members: Alexandre Jereissati Legey, Amilcar Morais Pires, Fernando Magalhães Portella, Fernando Marques dos Santos, Henrique Manuel Fusco Granadeiro, José Maria Ricciardi, José Mauro Mettrau Carneiro da Cunha, Nuno Rocha dos Santos de Almeida, Rafael Luís Mora Funes, Renato Torres de Faria and Sergio Franklin Quintella.

The MOU provides that Mr. José Mauro Carneiro da Cunha Mettrau and Henrique Manuel Fusco Granadeiro will assume the positions of President and Vice President, respectively, of the Board of Directors of the Holding Company. Mr. Zeinal Bava, current CEO of Oi and CEO of PT Portugal, will be the CEO of the Holding Company and its subsidiaries.

The MOU provides that immediately after the implementation of the corporate actions described above, the Shareholders’ Agreements of AG Telecom, LF Tel, TmarPart entered into or amended as of January 25, 2011 will be terminated.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

As of October 7, 2013, the total number of issued and outstanding Common Shares is 514,757,934, excluding 84,250,695 Common Shares held in treasury.

(a) & (b)	Valverde:

As of October 7, 2013, Valverde beneficially owns, and has the sole power to vote and dispose of 40,814,953 Common Shares, representing 7.9% of the issued and outstanding Common Shares.

Valverde does not have a board of directors or other equivalent body. Other than as set forth in the table below, as of October 7, 2013, none of the executive officers of Valverde beneficially owns any Common Shares. Valverde disclaims beneficial ownership of such securities of the Issuer beneficially owned by such executive officers.

Valverde executive officers:	Number of Common Shares held
José Augusto da Gama Figueira, Chief Executive Officer	16,220
Alexandre Jereissati Legey, Executive Officer	1,747

TmarPart:

As of October 7, 2013, TmarPart owns all of the outstanding common shares of Valverde and beneficially owns, and has the sole power to vote and dispose of 249,734,835 Common Shares, representing 43.5% of the issued and outstanding Common Shares. As a result, TmarPart beneficially owns, and has the sole power to vote and dispose of, 290,549,788 Common Shares, representing 56.4% of the issued and outstanding Common Shares.

Other than as set forth in the table below, as of October 7, 2013, none of the directors and executive officers of TmarPart beneficially owns any Common Shares. The numbers of Common Shares beneficially owned by directors and executive officers of TmarPart are set forth below. TmarPart disclaims beneficial ownership of such securities of the Issuer beneficially owned by such directors and executive officers.

TmarPart directors and executive officers:	Number of Common Shares held
Otávio Marques de Azevedo, Chairman of the Board of Directors	86
Pedro Jereissati, Chief Executive Officer and Investor Relations Officer and Director	7
Carlos Francisco Ribeiro Jereissati, Director	2
José Augusto da Gama Figueira, Director	16,220
Alexandre Jereissati Legey, Alternate Director	1,747
Carlos Jereissati, Alternate Director	2
Fernando Magalhães Portella, Alternate Director	2
Armando de Santi Filho, Alternate Director	11
Lucio da Silva Santos, Alternate Director	30

(c)	The information set forth in Item 4 is hereby incorporated herein by reference.

Except as set forth in this Statement, none of the Reporting Persons nor, to the Reporting Persons best knowledge, any of the persons listed in Exhibit 99.2 hereto, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the common shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated October 8, 2013.

Exhibit 99.2	Directors and Executive Officers of the Reporting Persons.

Exhibit 99.3	Shareholders’ Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K of Tele Norte Leste Participações S.A. filed on February 19, 2009 (SEC File No. 001-14487)).

Exhibit 99.4	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

Exhibit 99.5	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., LF Tel S.A., Asseca Participações S.A., BNDES Participações S.A.—BNDESPAR, Fiago Participações S.A., Fundação Atlântico de Seguridade Social and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Petrobras de Seguridade Social—PETROS, Fundação dos Economiários Federais—FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to the Form 6-K/A of Tele Norte Leste Participações S.A. filed on November 27, 2009 (SEC File No. 001-14487).

Exhibit 99.6	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 of the Form 20-F of Tele Norte Leste Participações S.A. filed on May 4, 2011 (SEC File No. 001-14487)).

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2013

Telemar Participações S.A.

By:	/s/ Pedro Guimarães e Melo de Oliveira Guterres
Name: Pedro Guimarães e Melo de Oliveira Guterres
Title: Executive Officer

By:	/s/ Marcelo Andreetto Perillo
Name: Marcelo Andreetto Perillo
Title: Executive Officer

Valverde Participações S.A.

By:	/s/ José Augusto da Gama Figueira
Name: José Augusto da Gama Figueira
Title: Chief Executive Officer

By:	/s/ Alexandre Jereissati Legey
Name: Alexandre Jereissati Legey
Title: Executive Officer